FORM
6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

20549
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13A-16 OR

15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September
2023
Commission File Number:

001-32458
DIANA SHIPPING INC.
(Translation of registrant's name into

English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)
Indicate by

check mark

whether the registrant

files or

will file annual

reports under

cover of

Form 20-F

or Form

40-
F.
Form 20-F [X]

Form 40-F [

]
Indicate

by check

mark

if

the

registrant

is submitting

the Form

6-K

in

paper

as

permitted

by

Regulation

S-T

Rule
101(b)(1): [

].
Note
:

Regulation

S-T

Rule

101(b)(1)

only

permits

the

submission

in

paper

of

a

Form

6-K

if

submitted

solely

to
provide an attached annual report to security holders.
Indicate

by check

mark

if

the

registrant

is submitting

the Form

6-K

in

paper

as

permitted

by

Regulation

S-T

Rule
101(b)(7): [

].
Note
: Regulation

S-T Rule

101(b)(7) only

permits

the submission

in paper

of a

Form 6-K

if submitted

to furnish

a
report or

other document

that the

registrant foreign

private issuer

must furnish

and make

public under

the laws

of
the

jurisdiction

in

which

the

registrant

is

incorporated,

domiciled

or

legally

organized

(the

registrant's

"home
country"), or

under the

rules of

the home

country exchange

on which

the registrant's

securities are

traded, as

long
as

the

report

or

other

document

is

not

a

press

release,

is

not

required

to

be

and

has

not

been

distributed

to

the
registrant's

security

holders,

and,

if

discussing

a

material

event,

has

already

been

the

subject

of

a

Form

6-K
submission or other Commission filing on EDGAR.
INFORMATION CONTAINED

IN THIS FORM 6-K REPORT
Attached

to

this

Report

on

Form

6-K

as

Exhibit

99.1

is the

unaudited

interim

consolidated

financial

statements

of
Diana Shipping Inc. (the "Company") as of and for the six

months ended
June 30, 2023
.
The

information

contained

in

this

Report

on

Form

6-K

is

hereby

incorporated

by

reference

into

the

Company's
registration statements on Form F-3

(File Nos. 333-256791 and

333-266999) that were filed

with the U.S. Securities
and Exchange Commission and became effective on July

9, 2021 and September 16, 2022, respectively.

SIGNATURES
Pursuant to

the requirements

of the

Securities Exchange

Act of

1934, the

registrant has

duly caused

this report

to
be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: September 26, 2023 By: /s/ Ioannis Zafirakis

Ioannis Zafirakis

Chief Financial Officer

Management's Discussion and Analysis Of
Financial Condition and Results Of Operations
The

following

management's

discussion

and

analysis

should

be

read

in

conjunction

with

our

interim
unaudited

consolidated

financial

statements

and

their

notes

attached

hereto.

This

discussion

contains
forward-looking

statements

that

reflect

our

current

views

with

respect

to

future

events

and

financial
performance.

Our

actual

results

may

differ

materially

from

those

anticipated

in

these

forward-looking
statements.

For additional information relating

to our management's

discussion and analysis

of financial
condition

and

results

of

operation,

please

see

our

annual

report

on

form 20-F

for

the

year

ended
December 31, 2022 filed with the with the SEC on March 27, 2023.
Our Operations

We

charter

our

vessels,

owned

and

bareboat

chartered-in,

to

customers

primarily

pursuant

to

short-,
medium-

and

long-term

time

charters.

Under

our

time

charters,

the

charterer

typically

pays

us

a

fixed
daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal

charges.

We

remain

responsible

for

paying

the

chartered

vessel's

operating

expenses,

including
the cost

of crewing,

insuring, repairing, and

maintaining the vessel,

the costs

of spares and

consumable
stores, tonnage taxes

and other miscellaneous

expenses, and we

also pay

commissions to one

or more
unaffiliated ship brokers and to

in-house brokers associated with the charterer for

the arrangement of the
relevant charter.

The

following

table

presents

certain

information

concerning

the

dry

bulk

carriers

in

our

fleet,

as

of

the
date of this report.

Fleet Employment (As of September 25, 2023)
VESSEL
SISTER
SHIPS*
GROSS RATE
(USD PER DAY)
COM** CHARTERERS
DELIVERY DATE
TO
CHARTERERS***
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix A 13,250 5.00% ASL Bulk Marine Limited 04/Nov/22 4/Mar/2024 - 4/May/2024
2017 60,456
2 DSI Pollux A 17,000 5.00%
Delta Corp Shipping Pte.
Ltd.
27/Oct/22 27/Dec/2023 - 27/Feb/2024
2015 60,446
3 DSI Pyxis A 17,100 4.75%
Cargill Ocean Transportation
Singapore Pte. Ltd.
16/Oct/22 28/Aug/2023
1
2018 60,362 14,250 5.00% ASL Bulk Marine Limited 24/Sep/23 10/Oct/2024 - 10/Dec/2024
4 DSI Polaris A 13,100 5.00% ASL Bulk Marine Limited 12/Nov/22 12/May/2024 - 12/Jul/2024 2
2018 60,404
5 DSI Pegasus A 14,000 5.00%
Reachy Shipping (SGP) Pte.
Ltd.
07/Dec/22 15/Jul/2024 - 15/Sep/2024
2015 60,508
6 DSI Aquarius B 14,200 5.00%
Engelhart CTP Freight
(Switzerland) SA
01/Feb/23 10/Jan/2024 - 25/Mar/2024
2016 60,309
7 DSI Aquila B 13,300 5.00%
Western Bulk Carriers AS
22/Nov/22 10/Oct/2023 - 15/Nov/2023 3
2015 60,309
8 DSI Altair B 13,800 5.00% Western Bulk Carriers AS 23/Jun/23 10/Aug/2024 - 10/Oct/2024
2016 60,309
9 DSI Andromeda B 14,250 5.00%
Western Bulk Carriers AS
17/Nov/22 16/Oct/2023 - 16/Dec/2023 4, 5
2016 60,309
7 Panamax Bulk Carriers
10 ARTEMIS 10,000 5.00% ASL Bulk Shipping Limited 17/Jun/23 4/Oct/2023 - 15/Oct/2023 3
2006 76,942
11 LETO 14,500 4.75%
Cargill International S.A.,
Geneva
29/Jan/23 1/Mar/2024 - 30/Apr/2024
2010 81,297
12 SELINA C 12,000 4.75%
Cargill International S.A.,
Geneva
20/May/23 15/Sep/2024 - 15/Nov/2024
2010 75,700
13 MAERA C 12,000 4.75%
Cargill International S.A.,
Geneva
16/Dec/22 28/Oct/2023 - 28/Dec/2023
2013 75,403
14 ISMENE 14,000 5.00%
ST Shipping and Transport
Pte. Ltd.
10/Jan/23 25/Aug/2023
6
2013 77,901
12,650 5.00% Paralos Shipping Pte., Ltd. 13/Sep/23 15/Apr/2025 - 30/Jun/2025
15 CRYSTALIA D 12,500 5.00%
Reachy Shipping (SGP) Pte.
Ltd.
08/Nov/22 06/Sep/23
2014 77,525 11,250 5.00% 06/Sep/23 20/Feb/2024 - 20/Apr/2024
16 ATALANDI D 13,250 4.75% Aquavita International S.A. 15/Feb/23 5/Mar/2024 - 5/May/2024
2014 77,529
6 Kamsarmax Bulk Carriers
17 MAIA E 25,000 5.00% Hyundai Glovis Co. Ltd. 24/May/22 23/Sep/2023
7
2009 82,193 13,500 5.00%
ST Shipping and Transport
Pte. Ltd.
23/Sep/23 15/Jun/2024 - 20/Aug/2024
18 MYRSINI E 15,000 5.00% Salanc Pte. Ltd. 22/Nov/22 20/Apr/2024 - 28/Jun/2024
2010 82,117
19 MEDUSA E 14,250 5.00% ASL Bulk Shipping Limited 14/May/23 10/Feb/2025 - 15/Apr/2025
2010 82,194
20 MYRTO E 18,000 5.00% Tata NYK Shipping Pte. Ltd. 03/Aug/22 15/Jul/23
2013 82,131 12,650 5.00% Cobelfret S.A., Luxemburg 15/Jul/23 1/Nov/2024 - 15/Jan/2025

21 ASTARTE 15,000 5.00%
Reachy Shipping (SGP) Pte.
Ltd.
29/Apr/23 1/Aug/2024 - 1/Oct/2024
2013 81,513
22 LEONIDAS P. C. 17,000 4.75%
Cargill International S.A.,
Geneva
17/Mar/23 17/Feb/2024 - 17/Apr/2024 8
2011 82,165
5 Post-Panamax Bulk Carriers
23 ALCMENE 13,000 5.00%
SwissMarine Pte. Ltd.,
Singapore
02/Jan/23 10/Jan/2024 - 25/Mar/2024
2010 93,193
24 AMPHITRITE F 14,250 5.00% Cobelfret S.A., Luxemburg 09/Nov/22 1/Dec/2023 - 15/Feb/2024
2012 98,697
25 POLYMNIA F 15,000 5.00% Cobelfret S.A., Luxemburg 14/Jan/23 1/Apr/2024 - 31/May/2024 9
2012 98,704
26 ELECTRA G 14,500 5.00% Cobelfret S.A., Luxemburg 13/Apr/23 1/Jun/2024 - 1/Aug/2024
2013 87,150
27 PHAIDRA G 12,250 4.75% Aquavita International S.A. 09/May/23 1/Sep/2024 - 15/Nov/2024
2013 87,146
10 Capesize Bulk Carriers
28 SEMIRIO H 19,700 5.00%
C Transport Maritime Ltd.,
Bermuda
15/Dec/21 18/Aug/23
2007 174,261 14,150 5.00%
Solebay Shipping Cape
Company Limited, Hong
Kong
18/Aug/23 20/Nov/2024 - 30/Jan/2025
29 BOSTON H 17,000 5.00%
ST Shipping and Transport
Pte. Ltd.
06/May/23 15/Jul/2024 - 15/Oct/2024
2007 177,828
30 HOUSTON H 13,000 5.00%
EGPN Bulk Carrier Co.,
Limited
21/Nov/22 1/Jul/2024 - 31/Aug/2024
2009 177,729
31 NEW YORK H 16,000 5.00%
SwissMarine Pte. Ltd.,
Singapore
11/Jun/23 1/Oct/2024 - 7/Dec/2024
2010 177,773
32 SEATTLE I 26,500 5.00%
Solebay Shipping Cape
Company Limited, Hong
Kong
02/Mar/22 28/Sep/2023 - 15/Oct/2023 3
2011 179,362
33
P.

S. PALIOS
I 31,000 5.00% Classic Maritime Inc. 11/Jun/22 15/Apr/2024 - 30/Jun/2024
2013 179,134
34 G. P. ZAFIRAKIS J 17,000 5.00%
Solebay Shipping Cape
Company Limited, Hong
Kong
12/Jan/23 15/Jun/2024 - 15/Aug/2024
2014 179,492
35 SANTA BARBARA J 21,250 5.00%
Smart Gain Shipping Co.,
Limited
07/May/23 10/Oct/2024 - 10/Dec/2024 10
2015 179,426
36 NEW ORLEANS 32,000 5.00%
Engelhart CTP Freight
(Switzerland) SA
25/Mar/22 20/Nov/2023 - 31/Jan/2024 10
2015 180,960
37 FLORIDA 25,900 5.00% Bunge S.A., Geneva 29/Mar/22 29/Jan/2027 - 29/May/2027 5
2022 182,063
4 Newcastlemax Bulk Carriers
38 LOS ANGELES K 17,700 5.00%
Nippon Yusen Kabushiki
Kaisha, Tokyo
15/Jan/23 20/May/2024 - 5/Aug/2024
2012 206,104
39 PHILADELPHIA K 26,000 5.00%
C Transport Maritime Ltd.,
Bermuda
12/Apr/22 1/Feb/2024 - 15/Apr/2024
2012 206,040
40 SAN FRANCISCO L 22,000 5.00%
SwissMarine Pte. Ltd.,
Singapore
18/Feb/23 5/Jan/2025 - 5/Mar/2025
2017 208,006
41 NEWPORT NEWS L 28,000 5.00%
Koch Shipping Pte. Ltd.,
Singapore
16/Dec/21 01/Jul/23
2017 208,021
23,500 5.00% 01/Jul/23 20/Sep/23
20,000 5.00%
Nippon Yusen Kabushiki
Kaisha, Tokyo
20/Sep/23 10/Mar/2025 - 10/Jun/2025
* Each dry bulk carrier is a “sister ship”, or closely

similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with

time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.

**** Range of redelivery dates, with the actual

date of redelivery being at the Charterers’

option, but subject to the terms, conditions, and

exceptions of the
particular charterparty.
1Vessel on scheduled drydocking from August 28, 2023 to September

24, 2023.
2Vessel on scheduled drydocking from June 18, 2023 to July 5, 2023.
3Based on latest information.
4The fixture includes the option for redelivery of

vessel east of Suez against a gross ballast bonus

of US$250,000.
5Bareboat chartered-in for a period of ten years.
6Vessel on scheduled drydocking from August 25, 2023 to September

13, 2023.
7Vessel off hire for 3.93 days.
8Vessel off hire for 6.83 days.
9The charter rate was US$10,000 per day for the

first 30 days of the charter period.
10Bareboat chartered-in for a period of eight years.

Factors Affecting Our Results of Operations
We believe that our results of operations are affected by the following factors:
(1)

Average

number

of

vessels

is

the

number

of

vessels

that

constituted

our

fleet

for

the

relevant
period,

as

measured

by

the

sum

of

the

number

of

days

each

vessel

was

a

part

of

our

fleet

during

the
period divided by the number of calendar days in the period.

(2)

Ownership

days

are

the

aggregate

number of

days in

a

period

during

which each

vessel

in

our
fleet has

been owned

by us.

Ownership days

are an

indicator of

the size

of our

fleet over

a period

and
affect both the amount of revenues and the amount of expenses that we record during a period.

(3)

Available days are the

number of our ownership days less

the aggregate number of days that

our
vessels

are

off-hire

due

to

scheduled

repairs

or

repairs

under

guarantee,

vessel

upgrades

or

special
surveys

and the

aggregate amount

of

time

that we

spend

positioning our

vessels for

such events.

The
shipping industry

uses available

days to

measure the

number of

days in

a period

during which

vessels
should be capable of generating revenues.

(4)

Operating days

are the

number of

available days

in a

period less

the aggregate

number of

days
that

our

vessels

are

off-hire

due

to

any

reason,

including

unforeseen

circumstances.

The

shipping
industry uses operating days to

measure the aggregate number

of days in a

period during which vessels
actually generate revenues.

(5)

We calculate

fleet utilization

by dividing

the number

of our

operating days

during a

period by

the
number of our

available days during

the period. The

shipping industry uses

fleet utilization to

measure a
company's

efficiency

in

finding

suitable

employment

for

its

vessels

and minimizing

the

number of

days
that its

vessels are

off-hire for

reasons other

than scheduled

repairs or

repairs under

guarantee, vessel
upgrades, special surveys or vessel positioning for such events.

(6)

Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses

during

a

period

divided

by

the

number

of

our

available

days

during

the

period,

which

is
consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and

commissions. TCE

rate is

a non-GAAP

measure, and

management believes

it is

useful to
investors

because

it

is

a

standard

shipping

industry

performance

measure

used

primarily

to

compare
daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters,

because charter

hire rates

for

vessels

on

voyage

charters are

generally not

expressed in

per
day

amounts

while

charter

hire

rates

for

vessels

on

time

charters

are

generally

expressed

in

such
amounts.
(7)

Daily

vessel

operating

expenses,

which

include

crew

wages

and

related

costs,

the

cost

of
insurance,

expenses

relating

to

repairs

and

maintenance,

the

costs

of

spares

and

consumable

stores,
tonnage taxes

and other

miscellaneous expenses,

are calculated

by dividing

vessel operating

expenses
by ownership days for the relevant period.
The following table reflects such factors for the periods indicated:

For the six months ended June 30,
2023 2022
Ownership days 7,468 6,202
Available days 7,407 5,974
Operating days 7,377 5,919
Fleet utilization 99.6% 99.1%
Time charter equivalent (TCE) rate

$ 17,910 $ 23,400
The following table reflects the calculation of our TCE rates for the periods presented:
For the six months ended June 30,
2023 2022
in thousands of US Dollars, except for days and
TCE rates
Time charter revenues $ 140,021 $ 140,456
less: Voyage expenses

(7,364) (663)
Time charter equivalent revenues

132,657 139,793
Available days

7,407 5,974
Time charter equivalent (TCE) rate

$ 17,910 $ 23,400
Time Charter Revenues
Our revenues are driven primarily by

the number of vessels in our

fleet, the number of days during which
our

vessels

operate

and

the

amount

of

daily

charter

hire

rates

that

our

vessels

earn

under

charters,
which, in turn, are affected by a number of factors, including:
●

the duration of our charters;
●

our decisions relating to vessel acquisitions and disposals;
●

the amount of time that we spend positioning our vessels;
●

the amount of time that our vessels spend in drydock undergoing repairs;
●

maintenance and upgrade work;
●

the age, condition and specifications of our vessels;
●

levels of supply and demand in the dry bulk shipping industry.
Vessels

operating on time

charters for a

certain period of

time provide more

predictable cash flows

over
that

period

of

time

but

can

yield

lower

profit

margins than

vessels

operating in

the

spot

charter market
during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate

revenues

that

are

less

predictable

but

may

enable

their

owners

to

capture

increased

profit
margins during

periods of

improvements in

charter rates

although their owners

would be

exposed to the
risk of

declining charter rates,

which may have

a materially adverse

impact on financial

performance. As
we employ vessels

on period charters,

future spot charter

rates may be

higher or lower

than the rates

at

which

we

have

employed

our

vessels

on

period

charters.

Our

time

charter

agreements

subject

us

to
counterparty risk.

In depressed

market conditions,

charterers may

seek to

renegotiate the

terms of

their
existing

charter

parties

or

avoid

their

obligations

under

those

contracts.

Should

a

counterparty

fail

to
honor their obligations under agreements with

us, we could sustain significant losses

which could have a
material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses
We

incur

voyage

expenses

that

mainly

include

commissions

because

all

of

our

vessels

are

employed
under

time

charters that

require the

charterer to

bear voyage

expenses such

as

bunkers (fuel

oil),

port
and canal

charges. Although

the charterer

bears the

cost of

bunkers, we

also have

bunker gain

or loss
deriving

from

the

price

differences

of

bunkers.

When

a

vessel

is

delivered

to

a

charterer,

bunkers

are
purchased

by

the

charterer

and

sold

back

to

us

on

the

redelivery

of

the

vessel.

Bunker

gain,

or

loss,
results

when

a

vessel

is

redelivered

by

her

charterer

and

delivered

to

the

next

charterer

at

different
bunker prices, or quantities.
We

currently pay

commissions ranging

from

4.75% to

5.00% of

the

total

daily charter

hire rate

of

each
charter

to

unaffiliated

ship

brokers,

in-house

brokers

associated

with

the

charterers,

depending

on

the
number of brokers

involved with arranging the

charter. In

addition, we pay

a commission to

DWM and to
DSS for

those vessels

for which

they provide

commercial management services.

The commissions

paid
to

DSS

are

eliminated

from

our

consolidated

financial

statements

as

intercompany

transactions.

The
effect

of

bunker

prices

cannot

be

determined,

as

a

gain

or

loss

from

bunkers

results

mainly

from

the
difference in

the value

of bunkers

paid by

the Company

when the

vessel is

redelivered to

the Company
from the

charterer under

the vessel’s

previous time

charter agreement

and the

value of

bunkers sold

by
the Company when the vessel is delivered to a new charterer.
Vessel Operating Expenses
Vessel

operating

expenses

include

crew

wages

and

related

costs,

the

cost

of

insurance,

expenses
relating

to

repairs

and

maintenance,

the

cost

of

spares

and

consumable

stores,

tonnage

taxes,
environmental plan costs and

HSQ and vetting. Our

vessel operating expenses generally represent fixed
costs.

Vessel Depreciation

The

cost

of

our

vessels

is

depreciated

on

a

straight-line

basis

over

the

estimated

useful

life

of

each
vessel. Depreciation is based on the

cost of the vessel less

its estimated salvage value. We

estimate the
useful life of

our dry bulk

vessels to be

25 years from the

date of initial

delivery from the

shipyard, which
we believe

is common

in the

dry bulk

shipping industry.

Furthermore, we estimate

the salvage

values of
our

vessels

based

on

historical

average

prices

of

the

cost

of

the

light-weight

ton

of

vessels

being
scrapped.

General and Administrative Expenses
We

incur

general

and

administrative

expenses

which

include

our

onshore

related

expenses

such

as
payroll

expenses

of

employees,

executive

officers,

directors

and

consultants,

compensation

cost

of
restricted stock

awarded to

senior management

and non-executive

directors, traveling,

promotional and
other

expenses

of

the

public

company,

such

as

legal

and

professional

expenses

and

other

general
expenses. General

and administrative

expenses are

not affected

by the

size of

the fleet.

However,

they
are affected by the exchange rate of the Euro to US Dollars,

as about half of our administrative expenses
are in Euro.

Interest and Finance Costs
We incur interest expenses and financing costs in

connection with vessel-specific debt, senior unsecured
bond

and

finance

liabilities.

As

of

June

30,

2023

total

long-term

debt

amounted

to

$542.9

million

and
finance liabilities

amounted to

$137.9 million.

While our bond

and finance

liabilities have

a fixed

interest
rate,

the

loan

agreements

with

our

banks

have

a

floating

rate

based

on

LIBOR

or

term

SOFR

plus

a
margin.

Inflation
Since

2022

there

have been

significant

global

inflationary pressures

which have

affected

our

operating
and drydocking costs.

Results of Operations
Six months ended June 30, 2023, compared to the six months ended

June 30, 2022
Time charter revenues.

Time charter revenues decreased by

$0.5 million, or 0.4%, to $140.0 million

for
the

six

months

ended

June

30,

2023,

compared

to

$140.5

million

for

the

same

period

of

2022.

The
decrease

in time

charter revenues

was

due to

the

decreased average

time

charter rate

of

$17,910 per
vessel

per

day

that

the

Company

achieved

for

its

vessels

in

the

six

months

ended

June

30,

2023,
compared to

$23,400 in

the same

period of

2022, representing an

23% decrease.

This decrease,

which
was

due

to

the

weakened

market

conditions,

was

offset

by

increased

revenues

due

to

increased
operating days in

the six months ended

June 30, 2023, compared

to the same

period last year,

resulting
from the

increase in

the size

of the

fleet compared

to the

same period

last year.

Operating days

for the
six months ended June 30, 2023, were 7,377 compared

to 5,919 for the same period of 2022.
Voyage expenses.

Voyage expenses increased by $6.7 million, or 957%, to $7.4 million in the six months ended June

30, 2023,

as compared

to

$0.7 in

the six

months ended

June 30,

2022. This

increase was
due to a gain on

bunkers amounting to $0.1 million compared to a

gain of $6.6 million in the same period
of

2022.

The

gain

on

bunkers

was

mainly

due

to

the

difference

in

the

price

of

bunkers

paid

by

the
Company to the charterers on the redelivery of the vessels from the charterers under the previous charter
party

agreements

and

the

price

of

bunkers

paid

by

charterers

to

the

Company

on

the

delivery

of

the
same vessels to their charterers under new charter party agreements.

Vessel

operating

expenses.
Vessel

operating

expenses

increased

by

$8.0

million,

or

23%,

to

$42.8
million in

the six

months ended

June 30,

2023, compared to

$34.8 million in

the six

months ended

June
30, 2022. The

increase in operating

expenses is mainly

attributable to the

increase in ownership

days in
the six months ended June 30, 2023 by 1,266 days,

which was due to the increase in the size of the fleet.
In

addition,

total

daily

operating

expenses

were

$5,726

in

the

six

months

ended

June

30,

2023,
compared to $5,615 in the six months ended June 30, 2022,

representing a 2% increase.

Depreciation

and

amortization

of

deferred

charges.

Depreciation

and

amortization

of

deferred

charges
increased by $6.2 million, or

30%, to

$26.7 million in the

six

months

ended

June

30,

2023, compared to
$20.5

million

in

the

six

months

ended

June

30,

2022.

This

fluctuation was

attributed to

the

increased
depreciation due to the

increase in the size

of the fleet. This

was partly offset by

decreased amortization of
deferred

cost,

due

to

the

decreased

number

of

vessels

that

underwent

scheduled

drydock

and

special
surveys in the first half of 2023 compared to the same period in 2022.

General and

administrative expenses
. General and

administrative expenses

increased by

$0.8 million,

or
5%, to

$15.7 million

in the

six months

ended June

30, 2023,

compared to

$14.9 million

in the

six months
ended June 30, 2022. The increase was mainly

due to the increased payroll costs

and travelling expenses.
This increase was partially

offset by the decreased

compensation cost of restricted

stock resulting from the
accelerated

vesting

of

restricted

shares

of

a

board

member

who

resigned

in

May

2022

and

the
compensation cost of these shares was recorded on the date of his resignation.

Management fees to related

party.

Management fees to a related

party amounted to $0.6

million in the

six
months

ended

June

30,

2023,

compared to

$0.2

million in

the

six

months

ended

June

30,

2022. The
increase is attributable to the increased average number of vessels managed by DWM.
Interest

expense

and

finance

costs.

Interest

and

finance

costs

increased

by

$12.6

or

113%

to

$23.8
million in

the six

months ended

June 30,

2023, compared to

$11.2

million in

the six

months ended

June
30, 2022. The increase was primarily

attributable to increased average interest rates compared to the six
months ended June 30, 2022, increased outstanding debt and finance liabilities, amounted to $542.9 and
$137.9

in

six

months

ended

June

30,

2023

as

compared

to

$410.2

and

$49.1

million,

as

of

June

30,
2022,

respectively.

This

increase

was

partly

offset

due

to

the

repurchase

of

$5.9

million

of

our

bond
during the six months ended June 30, 2023.
Interest and other income
. Interest and other income increased by $3.1 million, or 517%, to $3.7 million in
the six

months ended

June 30,

2023, compared

to $0.6

million in

the six

months ended

June 30,

2022.
The

increase

is

mainly

attributable

to

increased

deposit

rates.

A

further

increase

was

due

to

dividend
income amounting to $0.6

million for the first half of 2023 as compared to $0.4 million for the same period in 2022, which

is attributed to

dividend derived from

Series D preferred

shares acquired from

the sale of
vessel Melia to OceanPal.
Gain on sale

of vessels
. Gain on

sale of

vessels amounted to

$5.0 million in

the six

months ended June
30, 2023,

which is attributed

to the

sale of

vessels Aliki and

Melia during the

first quarter of

2023. There
was no disposal of vessels during the same period in 2022.
Gain on deconsolidation of

subsidiary.
Gain on deconsolidation of

subsidiary amounted to $0.8

million in
the

six

months

ended

June

30,

2023,

which

derived

from

the

deconsolidation

of

a

wholly

owned
subsidiary of our Company, named Bergen Ultra LP,

on April 28, 2023.

Gain

on

dividend distribution.

Gain

on dividend

distribution

amounted to

$0.8
million for

the

six months
ended June 30,

2023, attributed to the

gain that resulted from

the distribution of the

investment in Series
D

preferred

shares

from

the

sale

of

vessel

Melia

to

the

Company’s

common

stockholders,

being

the
difference between the fair value and the carrying value of the investment.
Gain on equity

method investment.
Gain on equity investment

amounted to $0.2 million

in the six months
ended June 30, 2023, compared

to $0.8 million

in the six months ended June 30, 2022, which is attributed
due to the

decreased gain from

the investment in

DWM. This decrease

was partially offset

due to the

gain
from the investment in Bergen Ultra.
Loss on extinguishment of debt . Loss on extinguishment of debt amounted to $0.7 million in the six months ended June 30, 2023, which is attributable to the loss derived from the refinancing of our existing debt.
B.

Liquidity and Capital Resources
We

finance

our

capital

requirements

with

cash

flow

from

operations,

equity

contributions

from
shareholders,

long-term

bank

debt

and

senior

unsecured

bond.

Our

main

uses

of

funds

have

been

capital

expenditures

for

the

acquisition

and

construction

of

new

vessels,

expenditures

incurred

in
connection

with

ensuring

that

our

vessels

comply

with

international

and

regulatory

standards,
repayments of bank loans and repurchase of our common stock.

As

of

June

30,

2023,

and

December

31,

2022,

working

capital,

which

is

current

assets

minus

current
liabilities,

including

the

current

portion

of

long-term

debt,

amounted

to

$92.8

million

and

$9.0

million,
respectively.
Cash

and

cash

equivalents,

including restricted

cash,

was

$143.6 million

on

June

30,

2023,

and $97.4
million on December

31, 2022. Restricted cash

consists of the

minimum liquidity requirements under

our
loan

facilities.

As

of

June

30,

2023,

and

December

31,

2022,

restricted

cash,

current

and

non-current,
amounted to $20.5

million and $21.0 million,

respectively.

We consider highly liquid

investments such as
time

deposits

and

certificates

of

deposit

with

an

original

maturity

of

around

three

months

or

less

to

be
cash equivalents. Cash and cash equivalents are primarily

held in U.S. dollars.

Net Cash Provided by Operating Activities
Net cash provided by operating

activities decreased by $28.2 million, or 35%.

In 2023, net cash

provided
by

operating

activities

was

$52.6 million

compared

to

net

cash

provided

by

operating

activities

of
$80.8 million in the six months ended June

30, 2022. This decrease in cash from

operating activities was
mainly due to increased operating expenses and voyage expenses, both mainly attributed to the increase of

the fleet.

In

addition, a

further decrease

is attributed

to the

increased net

interest paid

which derives
from the increased outstanding debt and finance liabilities

and the increased average interest rates.
Net Cash Provided by/(Used in) Investing Activities
Net cash provided by

investing activities was $5.9 million

for the six months

ended June 30, 2023, which
consists

of

$29.1

million

paid

for

vessel

acquisitions

and

improvements

due

to

new

regulations;

$18.6
million of

proceeds from the

sale of

vessels Aliki and

Melia during the

first quarter

of 2023;

$25.2 million
proceeds

from

convertible loan

with

limited

partnership;

$0.5

million

paid

to

acquire

property and

other
assets;

$0.8

million

cash

divested

from

deconsolidation

and

$7.5

million

placed

on

time

deposits

with
maturities of over three months.
Net cash

used in

investing activities

was $18.8

million for

the

six months

ended June

30, 2022,

which
consists

of

$22.7

million

paid

for

vessel

acquisitions

and

improvements

due

to

new

regulations;

$4.4
million of

proceeds advanced from

a related

party for the

sale of

Baltimore delivered to

the related

party
in September 2022; and $0.4 million used to acquire property and equipment.
Net Cash Used in Financing Activities
Net

cash

used

in

financing

activities

was

$12.2 million

for

the

six

months

ended

June

30,

2023,

which
consists of $57.7 million net proceeds relating to the refinance of our loans;

$0.1 million paid for issuance
of

common

stock;

$49.4

million

of

indebtedness

that

we

repaid;

$2.9

million

and

$15.9

million

of
dividends paid on our Series B Preferred Stock and common stock, respectively; and $1.6 million paid for finance costs, associated with the refinancing of our loans.
Net

cash

used

in

financing

activities

was

$58.5 million

for

the

six

months

ended

June

30,

2022,

which
consists of $2.2 million net proceeds relating to the sale and leaseback transaction of Florida; $5.0 million proceeds from issuance of common stock, net of expenses; $22.5 million of indebtedness that we repaid;
$2.9

million

and

$38.8

million

of

dividends

paid

on

our

Series

B

Preferred

Stock

and

common

stock,

respectively; $0.9

million paid

for repurchase

of common

stock; and

$0.5 million

of finance

costs paid

in
relation to the sale and leaseback transaction of Florida.

Page
DIANA SHIPPING INC.
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of June 30, 2023 (unaudited) and December

31, 2022

......

F-2
Unaudited Consolidated Statements of Income for the six months ended June 30,

2023 and
2022

................................

................................

................................

................................

.....

F-3
Unaudited

Consolidated

Statements

of

Comprehensive

income

for

the

six

months

ended
June 30, 2023 and 2022

................................

................................

................................

.........

F-3
Unaudited Consolidated Statements

of Stockholders' Equity

for the

six months

ended June
30, 2023 and 2022 ................................................................

................................

.................

F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June

30, 2023
and 2022

................................

................................

................................

................................

F-5
Notes to Unaudited Interim Consolidated Financial Statements

................................

.............

F-7

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
June 30, 2023 (unaudited) and December 31, 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)
June 30, 2023 December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents $
123,117
$
76,428
Time deposits
54,000
46,500
Accounts receivable, trade
3,294
6,126
Due from related parties (Note 2(c) and (e))
181
216
Inventories
4,640
4,545
Prepaid expenses and other assets
9,582
6,749
Total Current Assets
194,814
140,564
Fixed Assets:
Advances for vessel acquisitions (Note 3)
-
24,123
Vessels, net (Note 3)
935,664
949,616
Property and equipment, net (Note 4)
22,948
22,963
Total fixed assets
958,612
996,702
Other Noncurrent Assets
Restricted cash, non-current (Note 5)
20,500
21,000
Equity method investments (Note 2(c) and (e))
5,269
506
Investments in related party (Note 2(d))
7,744
7,744
Other non-current assets
510
101
Deferred costs
16,434
16,302
Total Non-current Assets
50,457
45,653
Total Assets $
1,203,883
$
1,182,919
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt, net of deferred financing costs (Note 5) $
49,428
$
91,495
Current portion of finance liabilities, net of deferred financing costs (Note 6)
9,020
8,802
Accounts payable
10,282
11,242
Due to related parties (Note 2(a))
195
136
Accrued liabilities
11,383
12,134
Deferred revenue
5,780
7,758
Dividends payable
15,965
-
Total Current Liabilities
102,053
131,567
Non-current Liabilities
Long-term debt, net of current portion and deferred financing costs (Note 5)
485,895
431,016
Finance liabilities, net of current portion and deferred financing costs (Note 6)
127,591
132,129
Other non-current liabilities
956
879
Total Noncurrent Liabilities
614,442
564,024
Commitments and contingencies (Note 7) - -
Stockholders' Equity
Preferred stock (Note 8)
26
26
Common stock, $
0.01

par value;
200,000,000

shares authorized and
106,437,232

and
102,653,619

issued and outstanding on June 30, 2023 and
December 31, 2022, respectively (Note 8)
1,065
1,027
Additional paid in capital
1,073,536
1,061,015
Accumulated other comprehensive income
253
253
Accumulated deficit
(587,492)
(574,993)
Total Stockholders' Equity
487,388
487,328

Total Liabilities and Stockholders' Equity
$
1,203,883
$
1,182,919
The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS

OF INCOME
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2023 2022
REVENUES:
Time charter revenues $
140,021
$
140,456
OPERATING EXPENSES
Voyage expenses
7,364
663
Vessel operating expenses
42,763
34,822
Depreciation and amortization of deferred charges

26,661
20,457
General and administrative expenses
15,695
14,947
Management fees to related party (Note 2(c))
647
228
Gain on sale of vessels (Note 3)
(4,995)
-
Insurance recoveries
-
(1,789)
Other operating income
(189)
(341)
Operating income, total $
52,075
$
71,469
OTHER INCOME / (EXPENSES):
Interest expense and finance costs (Note 9)
(23,845)
(11,209)
Interest and other income
3,746
622
Loss on extinguishment of debt
(748)
-
Gain on deconsolidation of subsidiary (Note 2(e))
844
-
Gain on dividend distribution (Note 2(d))
761
-
Gain from equity method investments (Note 2(c) and (e))
244
767
Total other expenses, net $
(18,998)
$
(9,820)
Net income $
33,077
$
61,649
Dividends on series B preferred shares (Notes 8(b) and 10)
(2,884)
(2,884)
Net income attributable to common stockholders $
30,193
$
58,765
Earnings per common share, basic

(Note 10)
$
0.31
$
0.76
Earnings per common share, diluted

(Note 10)
$
0.30
$
0.73
Weighted average number of common shares outstanding, basic

(Note
10)
98,489,613
77,343,851
Weighted average number of common shares outstanding, diluted

(Note
10)
99,762,411
80,308,679
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars)
2023 2022
Net income $
33,077
$
61,649
Other comprehensive income - Defined benefit plan
-
1
Comprehensive income $
33,077
$
61,650
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’
EQUITY
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars – except

for share and per share data)
Preferred Stock

Series B
Preferred Stock
Series C
Preferred Stock
Series D Common Stock
# of
Shares
Par
Value
# of
Shares
Par
Value
# of
Shares
Par
Value # of Shares
Par
Value
Additional
Paid-in
Capital
Other
Comprehensive
Income
Accumulated
Deficit Total Equity
BALANCE, December
31, 2021
2,600,000
26
10,675
-
400
-
84,672,258
847
982,537
71
(590,286)
393,195
Net Income - - - - - - - - - -
61,649
61,649
Issuance of Common
Stock - - - - - -
820,000
8
4,972
- -
4,980
Issuance of Restricted
Stock and
Compensation Cost - - - - - -
1,470,000
15
4,916
- -
4,931
Shares Repurchased - - - - - -
(191,055)
(2)
(926)
- -
(928)
Dividends on Common
Stock - - - - - - - - - -
(38,839)
(38,839)
Dividends on Preferred
Stock - - - - - - - - - -
(2,884)
(2,884)
Other Comprehensive
Income - - - - - - - - -
1
-
1
BALANCE, June 30,
2022
2,600,000
$
26
10,675
$
-
400
$
-
86,771,203
$
868
$
991,499
$
72
$
(570,360)
$
422,105
BALANCE, December
31, 2022
2,600,000
$
26
10,675
$
-
400
$
-
102,653,619
$
1,027
$
1,061,015
$
253
$
(574,993)
$
487,328
Net Income - - - - - - - - - -
33,077
33,077
Issuance of Common
Stock (Note 8(e)) - - - - - -
2,033,613
20
7,713
- -
7,733
Issuance of Restricted
Stock and
Compensation Cost
(Note 8(h)) - - - - - -
1,750,000
18
4,808
- -
4,826
Dividends on Common
Stock (Note 8(f)) - - - - - - - - - -
(31,931)
(31,931)
Dividends on Preferred
Stock (Note 8(b))
- - - - - - - - - -
(2,884)
(2,884)
Dividends in Kind (Note
8(g)) - - - - - - - - - -
(10,761)
(10,761)
BALANCE, June 30,
2023
2,600,000
$
26
10,675
$
-
400
$
-
106,437,232
$
1,065
$
1,073,536
$
253
$
(587,492)
$
487,388
The accompanying notes are an integral part of

these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS

OF CASH FLOWS
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of U.S. Dollars)
2023 2022

Cash Flows from Operating Activities:

Net income $
33,077
$
61,649
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of deferred charges
26,661
20,457
Amortization of debt issuance costs (Note 9)
1,293
1,104
Compensation cost on restricted stock (Note 8(h))
4,826
4,931
Provision for credit loss
-
133
Dividend income (Note 2(d))
-
(100)
Gain on sale of vessels (Notes 3)
(4,995)
-
Gain on dividend distribution (Note 2(d))
(761)
-
Loss on extinguishment of debt (Note 5)
748
-
Gain on deconsolidation of subsidiary (Note 2(e))
(844)
-
Gain from equity method investments (Note 2(c) and (e))
(244)
(767)
(Increase) / Decrease
Accounts receivable, trade
2,832
(3,067)
Due from related parties
35
854
Inventories
(95)
(121)
Prepaid expenses and other assets
(2,833)
(267)
Other non-current assets
(409)
(904)
Increase / (Decrease)

Accounts payable, trade and other
(960)
858
Due to related parties
59
193
Accrued liabilities
(987)
3,029
Deferred revenue

(1,978)
1,973
Other non-current liabilities
77
(50)
Drydock cost
(2,947)
(9,068)
Net Cash Provided by Operating Activities $
52,555
$
80,837

Cash Flows from Investing Activities:

Payments to acquire vessels and vessel improvements (Notes 3 and 2(e))
(29,125)
(22,733)
Proceeds from sale of vessels, net of expenses (Note 3)
18,603
-
Advances from related parties (Note 2(e))
-
4,400
Time deposits
(7,500)
-
Payments to acquire other assets (Note 2(e))
(216)
-
Cash divested from deconsolidation (Note 2(e))
(771)
-
Proceeds from convertible loan with limited partnership (Note 2(e))
25,189
-
Payments to acquire furniture and fixtures (Note 4)
(308)
(436)
Net Cash Provided By Investing Activities $
5,872
$
(18,769)

Cash Flows from Financing Activities:

Proceeds from issuance of long-term debt and finance liabilities (Notes 5 and 6)
57,696
2,218
Payments for issuance of common stock (Note 8(e))
(76)
4,980
Payments of dividends, preferred stock (Note 8(b))
(2,884)
(2,884)
Payments of dividends, common stock (Note 8(f))
(15,965)
(38,839)
Payments for repurchase of common stock (Note 8(e))
-
(928)
Payments of financing costs (Notes 5 and 6)
(1,656)
(513)
Repayments of long-term debt and finance liabilities (Notes 5 and 6)
(49,353)
(22,548)
Net Cash Used In Financing Activities $
(12,238)
$
(58,514)
Cash, Cash Equivalents and Restricted Cash, Period Increase
46,189
3,554
Cash, Cash Equivalents and Restricted Cash, Beginning Balance
97,428
126,788
Cash, Cash Equivalents and Restricted Cash, Ending Balance $
143,617
$
130,342
RECONCILIATION OF CASH, CASH EQUIVALENTS

AND RESTRICTED
CASH
Cash and cash equivalents $
123,117
$
112,842
Restricted cash, current
-
500
Restricted cash, non-current
20,500
17,000
Cash, Cash Equivalents and Restricted Cash, Total $
143,617
$
130,342

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash acquisition of assets (Note 3) $
7,809
$
47,558
Non-cash Finance Liability
-
47,782
Stock issued in noncash financing activities (Note 3)
7,809
-
Non-cash investments acquired (Notes 3 and 2(d))
10,000
-
Noncash dividend (Note 8(g))
10,761
-
Transfer to Investments
-
1,370
Interest paid $
22,523
$
8,581
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

1.

Basis of Presentation and General Information and Recent Accounting
Pronouncements
The

accompanying

unaudited

interim

consolidated

financial

statements

include

the

accounts

of

Diana
Shipping Inc., or DSI and its

wholly owned subsidiaries (collectively,

the “Company”). DSI was formed on
March 8, 1999

as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February
2005,

the

Company’s

articles

of

incorporation

were

amended.

Under

the

amended

articles

of
incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of
Liberia to the Republic of the Marshall Islands.
The

accompanying

unaudited

interim

consolidated

financial

statements

have

been

prepared

in
accordance

with

U.S.

generally

accepted

accounting

principles,

or

U.S.

GAAP,

for

interim

financial
information.

Accordingly,

they

do

not

include

all

the

information

and

notes

required

by

U.S.

GAAP

for
complete

financial

statements.

These

unaudited

interim

consolidated

financial

statements

have

been
prepared on the

same basis and

should be read

in conjunction with

the financial statements

for the year
ended

December

31,

2022

included

in

the

Company’s

Annual

Report

on

Form

20-F

filed

with

the
Securities and

Exchange Commission on

March 27,

2023 and,

in the

opinion of

management, reflect

all
adjustments,

which

include

only

normal

recurring

adjustments

considered

necessary

for

a

fair
presentation

of

the

Company's

financial

position,

results

of

operations

and

cash

flows

for

the

periods
presented.

Operating

results

for

the

six

months

ended

June

30,

2023,

are

not

necessarily indicative

of
the results that might be expected for the fiscal year ending December

31, 2023.
The

consolidated

balance

sheet

as

of

December 31,

2022,

has

been

derived

from

the

audited
consolidated

financial

statements

as

of

that

date,

but

does

not

include

all

information

and

footnotes
required by U.S. GAAP for complete financial statements.
The Company

is engaged

in the

ocean transportation

of dry

bulk cargoes

worldwide mainly

through the
ownership

and

bareboat

charter

in

of

dry

bulk

carrier

vessels.

The

Company

operates

its

own

fleet
through

Diana

Shipping

Services

S.A.

(or

“DSS”),

a

wholly

owned

subsidiary

and

through

Diana
Wilhelmsen Management Limited, or DWM, a
50
% owned joint venture (Note 2(c)). The fees paid to DSS
are eliminated on consolidation.

Significant Accounting Policies and Recent Accounting

Pronouncements:
A discussion

of the

Company’s significant

accounting policies

can be

found in

Note 2

to the

Company’s
Consolidated

Financial

Statements

included

in

the

Annual

Report

on

Form

20-F

for

the

year

ended
December

31,

2022.

There

have

been

no

material

changes

to

these

policies

in

the

six

months

ended
June 30, 2023, except for as discussed below:
Equity method investments
Under this

method, the

Company records

such an

investment at

cost (or

fair value

if a

consequence of
deconsolidation)

and

adjusts

the

carrying

amount

for

its

share

of

the

earnings

or

losses

of

the

entity
subsequent to the date of investment and reports the recognized earnings or losses in income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

Accrued Interest Income

As

of

June

30,

2023

and December

31,

2022,

accrued interest

income amounted

to

$
1,546

and $
591
,
respectively

and

is

included

in
Prepaid expenses and other assets

in

the

accompanying

interim
consolidated balance sheets.
2.

Transactions with related parties
a)

Altair

Travel

Agency

S.A.

(“Altair”):

The

Company

uses

the

services

of

an

affiliated

travel
agent,

Altair,

which is

controlled by

the

Company’s Chairman

of the

Board. Travel

expenses for

the six
months

ended

June

30,

2023

and

2022

amounted

to

$
1,311

and

$
1,238
,

respectively,

and

are

mainly
included

in

fixed

assets,

vessel

operating

expenses

and

general

and

administrative

expenses

in

the
accompanying unaudited

interim consolidated

financial statements.

As of

June 30,

2023 and

December
31, 2022, an amount

of $
195

and $
136
, respectively,

was due to Altair,

included in due to

related parties
in the accompanying interim consolidated balance sheets.

b)

Steamship Shipbroking Enterprises Inc. or

Steamship:

Steamship is a company controlled by
our

Chairman

of

the

Board,

Mr.

Simeon

Palios

until

January

15,

2023

and

our

CEO

Mrs.

Semiramis
Paliou

thereafter.

Steamship

provides

brokerage

services

to

DSI

for

a

fixed

monthly

fee

plus
commissions on

the sale

and purchase

of vessels,

pursuant to

a Brokerage

Services Agreement

dated
February

22,

2023.

For

the

six

months

ended

June

30,

2023

and

2022,

brokerage

fees

amounted

to
$
1,950

and $
1,654
, respectively,

included in

general and

administrative expenses

in the

accompanying
unaudited interim consolidated statements of income.

For the six months ended June 30, 2023 and 2022,
the Company

also paid

commissions on

the sale

and purchase

of vessels

which amounted

to $
226

and
$
1,219
, respectively,

included in

the

cost

of vessels,

or

the gain

on the

sale of

vessels. As

of June

30,
2023 and December 31, 2022, there was
no

amount due to or from Steamship.
c)

Diana Wilhelmsen Management Limited, or DWM:

DWM is a joint venture between

Diana Ship
Management Inc., a

wholly owned subsidiary

of DSI,

and Wilhelmsen Ship

Management Holding AS,

an
unaffiliated third party,

each holding
50
% of DWM.

The DWM office

is in Athens, Greece.

As of June

30,
2023

and

December

31,

2022,

the

investment

in

DWM

amounted

to

$
708

and

$
506
,

respectively,
included in equity method investments in the

accompanying interim consolidated balance sheets. For the
six months

ended June

30, 2023

and 2022,

the investment

in DWM

resulted in

gain of

$
202

and $
767
,
respectively,

and

is

included

in

gain

from

equity

method

investments

in

the

accompanying

unaudited
interim consolidated statements of income.
DWM

provides

commercial

and

technical

management

to
six

of

the

Company’s

vessels

for

a

fixed
monthly

fee

and

a

percentage

of

the

vessels’

gross

revenues.

Management

fees

for

the

six

months
ended June 30, 2023 and 2022, amounted to

$
647

and $
228
, respectively,

and are separately presented
as management

fees to

related party

in the

accompanying unaudited interim

consolidated statements of
income. Also, for the

six months ended June 30,

2023, management fees amounting to

$
19

are included
in vessels,

net. Commissions

during the

six months

ended June

30, 2023

and 2022,

amounted to

$
194
and

$
83

respectively,

and

are

included

in

voyage

expenses.

As

of

June

30,

2023

and

December

31,
2022, there was an amount

of $
156

and $
216

due from DWM, included in

due from related parties in

the
accompanying interim consolidated balance sheets.
d)

OceanPal Inc.,

or OceanPal:

The Company

is the

holder of
500,000

Series B

Preferred Shares
and
10,000

Series

C

Convertible

Preferred

Shares

of

OceanPal.
Series B preferred shares entitle the
holder to 2,000 votes on all matters submitted to vote of the stockholders of the Company, provided however, that the total number of votes shall not exceed 34% of the total number of votes, provided

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

further, that the total number of votes entitled to vote, including common stock or any other voting security, would not exceed 49% of the total number of votes.

Series B Preferred Shares have no dividend
or distribution rights.
Series C preferred shares do not have voting rights unless related to amendments of the Articles of
Incorporation that adversely alter the preference, powers or rights of the Series C Preferred Shares or to issue Parity Stock or create or issue Senior Stock.

Series

C

preferred

shares

have

a

liquidation
preference equal to the stated value of $
10,000

and are convertible into common stock at the Company’s
option commencing upon the

first anniversary of the

issue date, at a

conversion price equal to

the lesser
of

$
6.5

and

the

10-trading

day

trailing

VWAP

of

OceanPal’s

common

shares,

subject

to

adjustments.
Dividends

on each share of Series

C Preferred Shares are cumulative and

accrue from the original issue
date at the rate of
8
% per annum. Dividends are payable in cash or, at OceanPal’s election, in kind.
On February 1,

2023, the Company,

through a wholly

owned subsidiary,

entered into an

agreement with
OceanPal

to

sell

the

vessel
Melia

for

the

sale

price

of

$
14,000
,

of

which

$
4,000

in

cash,

paid

by
OceanPal on February

2, 2023, and

$
10,000

through the issuance

of
13,157

shares of OceanPal

Series
D Cumulative

Convertible Preferred

Stock. The

vessel was

delivered to

her new

owners on

February 8,
2023,

and

the

Company

received
13,157

Series

D

Cumulative

Convertible

Preferred

Shares.

The
Company

initially

measured

its

investment

on

Series

D

preferred

shares

at

fair

value

on

February

8,
2023,

the

issuance

date,

and

elected

to

subsequently

measure

such

investment

in

accordance

with
paragraph ASC 321-10-35-2. The fair

value of Series

D Preferred Shares

was determined through

Level
2 inputs of the fair value hierarchy by taking into consideration a third-party valuation which was based on
the

income

approach,

taking

into

account

the

present

value

of

the

future

cash

flows

the

Company
expects to receive from holding the equity instrument.

Series D preferred shares are convertible into

common stock at the holder’s option, at a

conversion price
equal

to

the

10-trading

day

trailing

VWAP

of

OceanPal’s

common

shares,

provided

however

that

the
holder would not

beneficially own greater than
49
% of

OceanPal’s outstanding shares

of common stock.
Series D preferred shares have no voting rights
; dividends are cumulative, accruing at

the rate of
7
% per
annum, payable

in cash

or,

at OceanPal’s

election, in

PIK shares

(Series D

Preferred shares

issued to
the holder in lieu of cash dividends); and they have a liquidation preference equal $
1,000

per share.

On

June

9,

2023,

the

Company

distributed

the

OceanPal

Series

D

Preferred

Shares

as

a

special
dividend to its shareholders of record on April 24, 2023. The Company accounted for the transaction as a nonreciprocal

transfer

with

its

owners

in

accordance

with

ASC

845

and

measured

the

fair

value

of

the
preferred shares

on the

date of

declaration at

$
10,761
. The

fair value

of the

Series D

Preferred Shares
was determined through

Level 2

inputs of the

fair value hierarchy,

by using the

income approach, taking
into account the present value of the future cash flows, the holder of shares would expect to receive from
holding the equity instrument. This resulted

in a gain of

$
761
, being the difference

between the fair value
and the

carrying value

of the

investment and

is separately

presented as

gain on

dividend distribution

in
the 2023 accompanying unaudited interim consolidated statement of income.
As of June 30, 2023 and December 31,

2022, the aggregate value of investments in OceanPal, for which the

Company

applies

the

guidance

for

equity

securities

without

readily

determinable

fair

values,
amounted to

$
7,744

and $
7,744
, respectively,

including dividends receivable

amounting to

$
168

in both
periods,

and

are

separately

presented

in

investments

in

related

parties

in

the

accompanying

interim
consolidated balance sheets. As of June 30, 2023 and December 31,

2022, the Company did not identify
any indications for impairment,

or any observable prices change for identical or similar investments of the same issuer

and the investments continued to

qualify to be measured at

cost. For the six

months ended
June

30,

2023

and

2022, dividend

income

from the

Series

C

and

Series D

OceanPal

preferred shares

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

(from

the

date

of

acquisition

until

their

distribution

to

shareholders)

amounted

to

$
567

and

$
400
,
respectively,

included in

interest and

other income

in the

accompanying unaudited

interim consolidated
statements of income.
e)

Bergen Ultra LP,

or Bergen:

Bergen is a limited partnership between the Company

and Ecobulk
AS,

an

unrelated

third

party,

which

was

established

for

the

purpose

of

acquiring,

owning,

chartering
and/or operating a vessel. Bergen was

a wholly owned subsidiary of

Diana, which on February 14, 2023,
signed

a

Memorandum

of

Agreement

to

acquire

from

an

unaffiliated

third-party

the
Nord

Potomac
,

a
2016 Ultramax

dry bulk

vessel, for

$
27,900

which was

delivered on

April 10,

2023. On

March 30,

2023,
Bergen

entered

into

a

loan

agreement

with

Nordea

for

a

$
15,400

loan

to

finance

part

of

the

purchase
price of

the vessel.

On the

same date,

the Company

entered into

a corporate

guarantee with

Nordea to
secure

Bergen’s

obligations

under

the

loan

to

decrease

the

borrowing

cost

of

the

partnership,

in
exchange

for

a

fee

payable

to

Diana

by

Bergen.

On

April

28,

2023,

the

Company

entered

into

(i)

an
investment agreement with Ecobulk AS, under which Ecobulk AS acquired
75
% of the limited partnership
interests, for

$
11,025
; (ii)

an amended

limited partnership

agreement under

which the

Company acts

as
the

General Partner

of the

partnership through

its

wholly owned

subsidiary Diana

General Partner

Inc.;
(iii) an administrative service agreement

under which DSS provides

administrative services to Bergen for
an annual

fee

of $
15
; (iv)

a commission

agreement under

which the

Company is

paid a

commission of
0.8
% per

annum, on the

outstanding balance of

the loan,

as compensation for

the guarantee

it provided
to

Nordea

and

(v)

a

convertible

loan

agreement

for

$
27,900

plus

other

expenses,

with

Bergen

under
which

Bergen

would

have

to

repay

all

expenditures

made

by

the

Company

for

the

acquisition

of

the
vessel. Pursuant

to the convertible

loan, on April

28, 2023,

the Company received

from Bergen $
25,189
in cash while an

amount of $
3,675

was converted into partnership

interests in Bergen, representing
25
%
of the total partnership interests.
Upon

the

provisions

of

the

amended

partnership agreement,

the

general

partner

irrevocably

delegated
the

authority

to

Bergen’s

board

of

directors

to

have

the

power

to

oversee

and

direct

the

operations,
management and policies of Bergen. The Company evaluated its variable interests in Bergen under ASC
810 and

concluded that

Bergen is

a VIE

and that

the Company

does not

individually have

the power

to
direct the

activities of the

VIE that most

significantly affect the

partnership’s performance. From

April 28,
2023

the

Company no

longer retains

the

power

to

control the

board

of directors.

As

of

the

same

date,
Bergen has been considered as an affiliate entity and not as a controlled subsidiary of the Company.

The
Company

accounted

for

the

deconsolidation

of

Bergen

in

accordance

with

ASC

610

and

the

retained
noncontrolling

interest

of
25
%

was

accounted

for

under

the

equity

method

due

to

the

Company’s
significant influence over Bergen.
On

the

date

of

deconsolidation,

the

Company

measured

the

fair

value

of

the

retained

noncontrolling
interest at

$
4,519

through Level

2 inputs

of the

fair value

hierarchy.

The Company

in order

to calculate
the fair value of its
25
% interest in accordance with ASC

610, took into consideration the fair

value of the
distinct

assets

and

liabilities

of

Bergen

on

the

date

of

the

deconsolidation.

This

resulted

in

a

gain

on
deconsolidation

amounting

to

$
844
,

separately presented

in

the

accompanying 2023

unaudited interim
consolidated

statement

of

income,

being

the

difference

between

the

fair

value

of

the

retained
noncontrolling interest plus the carrying value

the liabilities assumed by Bergen

and the carrying value of
the assets derecognized.
For

the

six

months

ended

June

30,

2023,

the

investment

in

Bergen

resulted

in

a

gain

of

$
42

and

is
included

in

gain

from

equity

method

investments

in

the

2023

accompanying

unaudited

interim
consolidated statement

of

income. As

of

June 30,

2023, the

investment in

Bergen

amounted to

$
4,561
and

is

included

in

equity

method

investments

in

the

accompanying

2023

consolidated

balance

sheet.
Also, for the

six months ended June

30, 2023, income from

management fees from Bergen

amounted to

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

$
3
,

included

in

time

charter

revenues

and

income

from

the

commission

paid

on

the

loan

guarantee
amounted

to

$
22
,

included

in

interest

and

other

income

in

the

2023

accompanying

unaudited

interim
consolidated statement

of

income. As

of

June 30,

2023, there

was an

amount of

$
25

due from

Bergen
included in due from related parties in the 2023 accompanying consolidated balance sheet.
3.

Advances for vessel acquisitions and Vessels, net
Vessel Acquisitions
On

January 30,

2023,

the

Company

took

delivery

of

one

Ultramax

dry

bulk

vessel

for

$
23,955

in

cash
and
2,033,613

newly

issued

common

shares,

under

the

Company’s

agreement

with

Sea

Trade,

dated
August 10, 2022. On

the date of

delivery,

the Company issued
2,033,613

common shares to Sea

Trade,
at $
0.01

par value per

share, having a fair

value of $
7,809
, based on

the closing price

of the Company’s
stock on

the date

of delivery,

determined through

Level 1

account hierarchy.

As of

December 31,

2022,
the Company had paid an amount of $
24,123

presented in advances for vessel acquisitions, being part of the

purchase

price

for

the

acquisition

of

this

vessel

and

additional

predelivery

expenses.

This

amount
was transferred to Vessels, net on the vessel’s delivery to the Company.
On February 14, 2023, the Company signed a Memorandum of Agreement to acquire from an unaffiliated third-party an

Ultramax dry

bulk vessel

for a

purchase price

of $
27,900
. On

April 28,

2023, the

vessel’s
ship

owning

company

was

deconsolidated

from

the

Company’s

financial

statements

due

to

the
Company’s

loss

of

control

described

in

note

2(e)

and

the

net

book

value

of

the

vessel

amounting

to
$
27,908

is included in both vessel acquisitions and vessel disposals.

Vessel Disposals
On January 23,

2023, the Company,

through a wholly

owned subsidiary,

entered into an

agreement with
an unrelated

third party

to sell

the vessel
Aliki

for $
15,080
. The

vessel was

delivered to

her new owners
on

February

8,

2023.

Additionally,

on

February

1,

2023,

the

Company,

through

a

wholly

owned
subsidiary,

entered into

an agreement

with OceanPal,

a related

party company,

to

sell the

vessel
Melia
for

$
14,000
,

of

which

$
4,000

in

cash

and

$
10,000

through
13,157

of

OceanPal

Series

D

Preferred
Shares (Note

2(d)). On

the date

of the

agreements, the

vessels, having

an aggregate

carrying value

of
$
23,198

and unamortized

deferred costs

of $
405

were classified

as held

for sale,

measured at

carrying
value which was the lower of their carrying value and fair value

(sale price) less costs to sell.
Both vessels were delivered to their new owners on February 8, 2023. The sale of the vessels resulted in
gain

amounting

to

$
4,995
,

separately

presented as

gain

on

sale

of

vessels

in

the

accompanying

2023
unaudited interim consolidated statement of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

The

amount

reflected

in Vessels,

net

in

the

accompanying consolidated

balance sheets

is analyzed

as
follows:
Vessel Cost
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2022 $
1,141,128
$
(191,512)
$
949,616
- Additions for vessel acquisitions and improvements
61,088
-
61,088
- Vessel disposals
(39,393)
16,195
(23,198)
- Vessel disposal due to deconsolidation

of subsidiary (Note
2(e))
(27,908)
-
(27,908)
- Depreciation for the period
-
(23,934)
(23,934)
Balance, June 30, 2023 $
1,134,915
$
(199,251)
$
935,664
Additions

for

vessel

improvements

mainly

relate

to

the

implementation

of

ballast

water

treatment

and
other

works

necessary

for

the

vessels

to

comply

with

new

regulations

and

be

able

to

navigate

to
additional ports.

4.

Property and Equipment, net
The

Company

owns

the

land

and

building

of

its

principal

corporate

offices

in

Athens,

Greece.
Additionally,

DSS owns,

together with

a related

party company,

another plot

of land

in the

nearby area,
acquired for

office use.

On July

6, 2023,

DSS purchased

from the

related party

its share

in the

plot and
became

its

sole

owner

(Note

12).

Other

assets

consist

of

office

furniture

and

equipment,

computer
software and hardware

and vehicles. The

amount reflected in

“Property and equipment,

net” is analyzed
as follows:
Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2022 $
28,936
$
(5,973)
$
22,963
- Additions in property and equipment
308
-
308
- Depreciation for the period -
(323)
(323)
Balance, June 30, 2023 $
29,244
$
(6,296)
$
22,948
5.

Long-term debt
The

amount of

long-term debt

shown in

the

accompanying consolidated

balance sheets

is

analyzed as
follows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

June 30, 2023 December 31, 2022
Senior unsecured bond
119,100
125,000
Secured long-term debt
423,749
405,120
Total long-term

debt
$
542,849
$
530,120
Less: Deferred financing costs

(7,526)
(7,609)
Long-term debt, net of deferred financing costs $
535,323
$
522,511
Less: Current long-term debt, net of deferred financing

costs,
current
(49,428)
(91,495)
Long-term debt, excluding current maturities $
485,895
$
431,016
Senior Unsecured Bond
:

On
June 22, 2021
, the

Company issued a

$
125,000

senior unsecured bond

maturing in

June 2026. The
bond ranks ahead of subordinated capital and ranks the

same with all other senior unsecured obligations
of

the

Company

other

than

obligations

which

are

mandatorily

preferred

by

law.

Entities

affiliated

with
executive officers

and directors of

the Company purchased

an aggregate of

$
21,000

principal amount of
the

bond.

The

bond

bears

interest

at

a

US

Dollar

fixed-rate

coupon

of
8.375
%

and

is

payable

semi-
annually in

arrears in

June and

December of

each year.

The bond

is callable

in whole

or in

part in

June
2024

at

a

price

equal

to
103.35
%

of

nominal

value;

between

June

2025

to

December

2025

at

a

price
equal to
101.675
% of nominal value and after December 2025 at a price equal to
100
% of nominal value.
On

June

29,

2023,

the

Company

repurchased

$
5,900

nominal

value

of

the

bond

for

$
5,851
.

In

this
respect, the

Company recognized

an amount

of $
159

as loss

on debt

extinguishment, representing

the
difference

between

the

reacquisition

price

of

$
5,851

and

the

net

carrying

amount

of

the

debt

being
extinguished

of

$
5,900

less

deferred

financing

fees

of

$
208
.

The

bond

includes

financial

and

other
covenants and is trading at Oslo Stock Exchange under the

ticker symbol “DIASH02”.

Secured Term Loans:
Under

the

secured term

loans

outstanding as

of June

30,

2023,
33

vessels of

the

Company’s

fleet

are
mortgaged

with

first

preferred

or

priority

ship

mortgages,

having

an

aggregate

carrying

value

of
$
714,222
.

Additional

securities

required

by

the

banks

include

first

priority

assignment

of

all

earnings,
insurances,

first

assignment

of

time

charter

contracts

that

exceed

a

certain

period,

pledge

over

the
shares

of

the

borrowers,

manager’s

undertaking

and

subordination

and

requisition

compensation

and
either

a

corporate

guarantee

by

DSI

(the

“Guarantor”)

or

a

guarantee

by

the

ship

owning

companies
(where applicable), financial covenants, as well as operating account assignments. The lenders may also require

additional

security

in

the

future

in

the

event

the

borrowers

breach

certain

covenants

under

the
loan

agreements.

The

secured

term

loans

generally

include

restrictions

as

to

changes

in

management
and ownership

of the

vessels, additional

indebtedness, as

well as

minimum requirements

regarding hull
cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor,

maintained in the
bank accounts of the borrowers, or the Guarantor.

As

of

June 30,

2023

and December

31,

2022, minimum

cash

deposits required

to

be maintained

at

all
times

under

the

Company’s

loan

facilities,

amounted

to

$
20,500

and

$
21,000
,

respectively

and

are
included

in

“Restricted

cash,

non-current”

in

the

accompanying

consolidated

balance
sheets. Furthermore,

the

secured

term

loans

contain

cross

default

provisions

and

additionally

the
Company is not permitted to pay any dividends following the occurrence of an event of default.
As of June 30, 2023, the Company had the following agreements with banks, either as a borrower or as a

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

guarantor, to guarantee the loans of its subsidiaries:
BNP Paribas (“BNP”):

On December 19, 2014, the Company

drew down $
53,500

under a secured loan
agreement, to

finance part of

the acquisition cost

of the
G. P.

Zafirakis

and the
P.

S. Palios
maturing on
November 30, 2021
. The agreement was refinanced on June 29,

2020, to extend the maturity to
May 19,
2024
. The loan was repayable in equal semi-annual instalments of approximately $
1,574

and a balloon of
$
23,596

payable

together

with

the

last

instalment.

The

refinanced

loan

bore

interest

at

LIBOR

plus

a
margin of
2.5
%.

On

July

16,

2018,

the

Company

drew

down

$
75,000

under

a

secured

loan

agreement

with

BNP.

The
loan was repayable in

consecutive quarterly instalments of $
1,562.5

and a balloon instalment

of $
43,750
payable together with the last instalment on
July 17, 2023
. The loan bore interest at LIBOR plus a margin
of
2.3
%.

In

April 2023,

both loans

were refinanced

through a

new loan

facility with

Danish Ship

Finance and

the
outstanding balance of

both loans, amounting

to $
75,193

was prepaid in

full and the

Company recorded
a loss on debt extinguishment amounting to $
107
.
Nordea Bank AB,

London Branch (“Nordea”):

On March

19, 2015, the

Company drew down

$
93,080
under

a

secured

loan

agreement, maturing

on
March 19, 2021
.

The

loan

agreement

was

amended on
May 7, 2020, and supplemented on July 29, 2021, with an additional borrowing of $
460
. In July 2022 and
in February 2023, the Company prepaid an amount of $
4,786

and $
8,134
, respectively, following the sale
of vessels. On June 20, 2023, the Company

entered into a new loan agreement with Nordea to refinance
the

outstanding

balance

of

the

existing

loan

amounting

to

$
20,934
.

On

June

27,

2023,

the

Company
drew down

$
22,500

and prepaid

in full

the outstanding

balance of

$
20,934

and recorded

a loss

on debt
extinguishment

amounting to

$
220
.

The

new

loan

is

repayable

in
twenty

equal
quarterly

instalments of
$
1,125

and bears interest at term SOFR plus a margin of
2.25
%. The loan matures on
June 27, 2028
.
On

September

30,

2022,

the

Company

entered

into

a

$
200

million

loan

agreement

to

finance

the
acquisition price

of
9

Ultramax vessels.

The Company

drew down

$
197,236

under the

loan, in

tranches
for each vessel on their delivery to the Company,

but prepaid $
21,937

in December 2022 due to a vessel
sale

and

leaseback

transaction.

The

loan

is

repayable

in

equal
quarterly

instalments

of

an

aggregate
amount

of

$
3,719
,

and a

balloon

of

$
100,912

payable together

with

the

last

instalment

on
October 11,
2027
. The loan bears interest at term SOFR plus a margin of
2.25
%.
ABN AMRO Bank N.V., or ABN:

On May 22, 2020, the Company signed a term loan facility with ABN, in the

amount

of

$
52,885

to

combine

two

loans

outstanding

with

ABN.

Tranche

A

was

repayable

in
consecutive
quarterly

instalments of $
800

each and a balloon instalment of

$
9,000

payable together with
the

last

instalment

on
June 28, 2024
.

The

tranche

bore

interest

at

LIBOR

plus

a

margin

of
2.25
%.
Tranche B was repayable in equal consecutive
quarterly

instalments of about $
994

each and a balloon of
$
13,391

payable together

with the

last instalment

on
June 28, 2024
, and

bore interest

at LIBOR

plus a
margin of
2.4
%.

On

May

20,

2021, the

Company,

drew

down

$
91,000

under

a secured

sustainability linked

loan

facility
with ABN

AMRO Bank

N.V,

dated May

14, 2021,

which was

used to

refinance existing

loans. In

August
2022, the

Company prepaid $
30,791

due to

vessel sale

and leaseback

transactions and

since then,

the
loan was repayable in
quarterly

instalments of $
1,980

and a balloon of $
13,553

payable together with the
last

instalment, on
May 20, 2026
.

The loan

bore interest

at LIBOR

plus a

margin of
2.15
%

per

annum,
which

could

be

adjusted

annually

by

maximum
10

basis

points

upwards

or

downwards,

subject

to

the
performance under certain sustainability KPIs.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

On June 26,

2023, the Company prepaid

in full both

loans amounting to $
68,678
, which were

refinanced
under

a

new

loan

agreement

with

DNB

Bank

ASA

and

the

Company

recorded

a

loss

on

debt
extinguishment amounting to $
237
.
Export-Import Bank of China:

On January 4,

2017, the Company drew

down $
57,240

under a secured
loan

agreement,

which

is

repayable

in

equal
quarterly

instalments

of

$
954
,

each,

until

its

maturity

on
January 4, 2032

and bears interest at LIBOR plus a margin of
2.3
% (Note 12).
DNB Bank

ASA or

DNB:

On March

14, 2019,

the Company

drew down

$
19,000

under a

secured loan
agreement,

which

is

repayable

in

consecutive
quarterly

instalments

of

$
477.3

and

a

balloon

of

$
9,454
payable

together

with

the

last

instalment

on
March 14, 2024
.

The

loan

bore

interest

at

LIBOR

plus

a
margin

of
2.4
%.

On

March

14,

2023,

the

outstanding

balance

of

the

loan

amounting

to

$
11,841

was
prepaid in full and the Company recorded a loss on debt extinguishment amounting to $
25
.
On June 26,

2023, the Company

entered into a

$
100,000

loan agreement which was

drawn on June

27,
2023,

to

refinance

the

outstanding

balance

of

the

ABN

loans

mentioned

above

and

for

working

capital
purposes.

The

loan

is

repayable

in
26

equal
quarterly

instalments

of

$
3,846

until

December

27,

2029,
and

bears

term

SOFR

plus

a

margin

of
2.2
%,

subject

to

sustainability margin

adjustment.

Additionally,
the

loan

is

subject

to

a

margin

reset,

according

to

which

the

borrowers

and

the

lenders

will

enter

into
discussions

to

agree

on

a

new

margin.

Unless

the

parties

agree

on

a

new

margin,

the

loan

will

be
mandatorily repayable

on June

27, 2027.

As part

of the

loan agreement,

on July

6, 2023,

the Company
entered

into

an

interest

rate

swap

with

DNB

for

a

notional

amount

of

$
30,000
,

being
30
%

of

the

loan
amount

and

quarterly

amortization

of

$
1,154
.

Under

the

interest

rate

swap,

the

Company

pays

a

fixed
rate

of
4.268
%

and

receives

floating

under

term

SOFR,

has

a

trade

date

on

June

27,

2023,

and
termination date on

December 27, 2029,

and also has

a mandatory break

on June 27,

2027, the margin
reset date of the loan, according to which the swap will be terminated if the loan is prepaid.
Danish Ship

Finance A/S

or Danish:

On April

12,

2023, the

Company signed

a term

loan facility

with
Danish, for

$
100,000

to refinance

the outstanding

balance of

the Company’s

loans with

DNB Bank

ASA
and

BNP,

mentioned

above

and

working

capital.

On

April

18

and

19,

2023,

the

Company

drew

down
$
100,000

which

is

repayable

in
twenty

equal

consecutive
quarterly

instalments

of

$
3,301

each

and

a
balloon of $
33,972

payable together with the last instalment

on
April 19, 2028
, and bears interest at

term
SOFR plus a margin of
2.2
%.

As

of

June

30,

2023

and

December

31,

2022,

the

Company

was

in

compliance

with

all

of

its

loan
covenants.
As of

June 30,

2023, the

maturities of

the Company’s

bond and

debt facilities

throughout their

term, are
shown in the table below and do not include the related debt issuance costs.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

Period Principal Repayment
Year 1 $
51,783
Year 2
51,783
Year 3
170,883
Year 4
51,783
Year 5
179,229
Year 6 and

thereafter
37,388
Total $
542,849
6.

Finance Liabilities
The amount

of finance

liabilities shown

in the

accompanying consolidated

balance sheet

is analyzed

as
follows:

June 30, 2023 December 31, 2022
Finance liabilities
137,934
142,370
Less: Deferred financing costs

(1,323)
(1,439)
Finance liabilities, net of deferred financing costs $
136,611
$
140,931
Less: Current finance liabilities, net of deferred financing costs,
current
(9,020)
(8,802)
Finance liabilities, excluding current maturities $
127,591
$
132,129
On March 29, 2022, the Company sold Florida

to an unrelated third party for $
50,000

(Note 3) and leased
back the

vessel under

a bareboat

agreement, for

a period

of
ten years
, under

which the

Company pays
hire,

monthly

in

advance.

Under

the

bareboat

charter,

the

Company

has

the

option

to

repurchase

the
vessel after the end of the third

year of the charter period, or each year

thereafter, until the termination of
the

lease,

at

specific

prices,

subject

to

irrevocable

and

written

notice

to

the

owner.

If

not

repurchased
earlier,

the

Company

has

the

obligation

to

repurchase

the

vessel

for

$
16,350
,

on

the

expiration

of

the
lease on the tenth year.

On August 17, 2022, the

Company entered into
two

sale and leaseback agreements with two

unaffiliated
Japanese

third

parties

for
New

Orleans

and
Santa

Barbara,
for

an

aggregate

amount

of

$
66,400
.

The
vessels were delivered

to their buyers

on September 8,

2022 and September 12,

2022, respectively and
the Company

chartered in

both vessels

under bareboat

charter parties for

a period

of
eight years
, each,
and has purchase options beginning at the end of the

third year of each vessel's bareboat charter period,
or

each

year

thereafter,

until

the

termination

of

the

lease,

at

specific

prices,

subject

to

irrevocable

and
written notice to the

owner.

If not repurchased earlier,

the Company has the

obligation to repurchase the
vessels for $
13,000
, each, on the expiration of each lease on the eighth year.
On December

6, 2022,

the Company

sold
DSI Andromeda

to an

unrelated third

party for

$
29,850

(Note
3)

and leased

back the

vessel

under a

bareboat agreement,

for

a period

of
ten years
,

under which

the
Company

pays

hire,

monthly

in

advance.

Under

the

bareboat

charter,

the

Company

has

the

option

to
repurchase the

vessel after

the end

of the

third year

of the

charter period,

or each

year thereafter,

until
the

termination of

the

lease, at

specific prices,

subject to

irrevocable and

written notice

to

the

owner.

If
not

repurchased

earlier,

the

Company

has

the

obligation

to

repurchase

the

vessel

for

$
8,050
,

on

the
expiration of the lease on the tenth year.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

Under the bareboat charter parties, the Company is responsible for the operation and maintenance of the vessels and the

owner of the

vessels shall not

retain any control,

possession, or command of

the vessel
during the charter period.
The

Company

determined that,

under

ACS

842-40

Sale

and

Leaseback

Transactions,

the

transactions
are

failed

sales

and

consequently the

assets

were

not

derecognized from

the

financial

statements

and
the proceeds from the

sale of the vessels

were accounted for as financial

liabilities. As of June

30, 2023,
the

weighted

average

remaining

lease

term

of

the

above

lease

agreements

was
8.20

years

and

the
average interest rate was
4.83
%.
As of

June 30,

2023, and

throughout the

term of

the leases,

the Company

has annual

finance liabilities
as shown in the table below:

Period Principal Repayment
Year 1 $
9,244
Year 2
9,606
Year 3
10,012
Year 4
10,438
Year 5
10,916
Year 6 and

thereafter
87,718
Total $
137,934
7.

Commitments and Contingencies
a)

Various

claims, suits,

and complaints,

including those

involving government

regulations and

product
liability,

arise

in

the

ordinary

course

of

the

shipping

business.

In

addition,

losses

may

arise

from
disputes with

charterers, agents, insurance

and other

claims with

suppliers relating to

the operations
of

the

Company’s

vessels.

The

Company

accrues for

the

cost

of

environmental and

other

liabilities
when management becomes

aware that

a liability is

probable and is

able to

reasonably estimate the
probable exposure.

The Company’s

vessels are

covered for

pollution in

the amount

of $
1

billion per
vessel per incident, by the P&I Association in which the Company’s vessels are entered.
b)

Pursuant

to

the

sale

and

lease

back

agreements

signed

between

the

Company

and

its
counterparties,

the

Company

has

purchase

obligations

to

repurchase

the

vessels
Florida,

Santa
Barbara, New

Orleans
and

DSI Andromeda
upon expiration

of their

lease contracts,

as described

in
Note 6.
c)

On March

30, 2023,

the Company

entered into

a

corporate guarantee

with Nordea

under which

the
Company

guarantees

the

performance

by

Bergen

of

all

of

its

obligations

under

the

loan

until

the
maturity of

the loan

on March 30,

2028 (Note

2(e)). The

Company considers the

likelihood of

having
to make any

payments under the

guarantee to be

remote, as the

loan is also

secured by an

account
pledge

by

Bergen,

first

preferred

mortgage

on

the

vessel,

a

first

priority

general

assignment

of

the
earnings,

insurances

and

requisition

compensation

of

the

vessel,

a

charter

party

assignment,

a
partnership interests

security deed,

and a

manager’s undertaking. Accordingly,

as of

June 30,

2023,
the Company did not record a provision for losses under the guarantee of Bergen’s loan amounting to
$
15,400

on that date.
d)

As of June

30, 2023, the

Company’s vessels,

owned and chartered-in,

were fixed under

time charter
agreements, considered operating

leases. The minimum

contractual gross charter

revenue expected

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

to

be

generated from

fixed

and

non
-cancelable time

charter

contracts

existing

as

of

June

30,

2023
and until their expiration was as follows:
Period Amount
Year 1 $
159,042
Year 2
23,584
Year 3
9,454
Year 4
5,491

Total
$
197,571
8.

Capital Stock and Changes in Capital Accounts
a)

Preferred

stock
:

As

of

June

30,

2023,

and

December

31,

2022,

the

Company’s

authorized
preferred stock consists of
25,000,000

shares (all in registered form), par value $
0.01

per share, of which
1,000,000

shares

are

designated

as

Series

A

Participating

Preferred

Shares,
5,000,000

shares

are
designated as

Series B

Preferred

Shares,
10,675

shares are

designated as

Series C

Preferred Shares
and
400

shares are

designated as

Series D

Preferred Shares.

As of

June 30,

2023 and

December 31,
2022, the Company had
zero

Series A Participating Preferred Shares issued and outstanding.
b)

Series

B

Preferred

Stock:

As

of

June

30,

2023,

and

December

31,

2022,

the

Company

had
2,600,000

Series B

Preferred Shares

issued and

outstanding with

par value

$
0.01

per share,

at $
25.00
per share and with liquidation preference at $
25.00

per share.
Holders of Series B Preferred Shares have
no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights.

Also, holders

of Series

B Preferred

Shares rank

prior to

the holders

of common
shares with respect to

dividends, distributions and payments upon

liquidation and are

subordinated to all
of the existing and future indebtedness.
Dividends

on

the

Series

B

Preferred

Shares

are

cumulative

from

the

date

of

original

issue

and

are
payable on the

15th day of

January,

April, July and

October of

each year at

the dividend rate

of
8.875
%
per

annum,

or

$
2.21875

per

share

per

annum.

For

the

six

months

ended

June

30,

2023

and

2022,
dividends

on

Series

B

Preferred Shares

amounted to

$
2,884

and

$
2,884
,

respectively.

Since

February
14, 2019, the

Company may redeem,

in whole or

in part, the

Series B Preferred

Shares at a

redemption
price of

$
25.00

per share

plus an

amount equal

to all

accumulated and

unpaid dividends

thereon to

the
date of redemption, whether or not declared.

c)

Series

C

Preferred

Stock
:

As

of

June

30,

2023,

and

December

31,

2022,

the

Company

had
10,675

shares

of

Series

C

Preferred

Stock,

issued

and

outstanding,

with

par

value

$
0.01

per

share,
owned by an affiliate

of its Chief Executive Officer,

Mrs. Semiramis Paliou.
The Series C Preferred Stock
votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.

The Series C Preferred Stock has
no dividend or liquidation

rights and cannot be

transferred without the consent

of the Company except to
the holder’s affiliates and immediate family members.
d)

Series D Preferred Stock
: As of June

30, 2023, and December 31,

2022, the Company had
400
shares of Series D Preferred Stock, issued and outstanding, with par value $
0.01

per share, owned by an
affiliate

of

its

Chief

Executive

Officer,

Mrs.

Semiramis

Paliou.

The

Series

D

Preferred

Stock

is

not
redeemable

and

has
no

dividend

or

liquidation

rights.
The Series D Preferred Stock vote with the
common shares of the Company, and each share of the Series D Preferred Stock entitles the holder

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

thereof to up to 100,000 votes, on all matters submitted to a vote of the shareholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D
Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the
Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the
Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company.

The

Series

D

Preferred

Stock

is

transferable

only

to

the

holder’s
immediate family members and to affiliated persons or entities.

e)

Issuance

of Common

Shares:
On

January 30,

2023, the

Company issued
2,033,613

common
shares, at

$
3.84
, to

Sea Trade

upon exercise

by Sea

Trade

of a

warrant it

held for

the acquisition

of a
vessel

(Note

3).

The

Company did
no
t

receive

any

proceeds

from

the

exercise

of

the

warrants by

Sea
Trade and the exercise price of the shares issued was included in the price of the vessels acquired.
f)

Dividend on Common Stock:
On March 20,

2023, the Company paid

a dividend on its

common
stock

of

$
0.15

per

share,

or

$
15,965
,

to

its

shareholders

of

record

as

of

March

13,

2023.

On

May

26,
2023, the Company declared a dividend on

its common stock of $
0.15

per share, or $
15,965
, payable on
July 10,

2023 in

shares of

common stock

or,

upon the

election of

common shareholders,

in cash,

to all
shareholders of record as of June 12, 2023 (Note 12).
g)

Dividend in

Kind:
On

June 9,

2023, the

Company distributed

the

Company’s investment

in the
Series D

Preferred Shares

of OceanPal

in the

form of

a stock

dividend amounting

to $
10,761
, or

$
0.10
per share, to its shareholders of record as of April 24, 2023 (Notes 2(d) and

3).
h)

Incentive Plan:
On February 22, 2023,

the Company’s Board of

Directors approved the award of
1,750,000

shares

of

restricted

common

stock

to

executive

management

and

non-executive

directors,
pursuant to the Company’s

Equity Incentive Plan, as annual

bonus. The restricted shares have

a vesting
period of

three years

and their

fair value

amounted to

$
7,945
.

As of

June 30,

2023,
13,444,759

shares
remained reserved for issuance according to the Company’s incentive plan.
Restricted stock during the six months ended June 30, 2023 and

2022 is analyzed as follows:
Number of Shares
Weighted Average
Grant Date Price
Outstanding at December 31, 2021
9,514,649
$
2.83
Granted
1,470,000

4.15
Vested
(3,118,060)

2.84
Outstanding at June 30, 2022
7,866,589
$
3.06
Outstanding at December 31, 2022
7,866,589
$
3.07
Granted
1,750,000
4.54
Vested
(2,822,753)
3.05
Outstanding at June 30, 2023
6,793,836
$
3.45
The

fair

value

of

the

restricted

shares

has

been

determined

with

reference

to

the

closing

price

of

the
Company’s

stock

on

the

date

such

awards

were

approved

by

the

Company’s

board

of

directors.

The
aggregate

compensation

cost

is

recognized

ratably

in

the

consolidated

statement

of

income

over

the
respective

vesting

periods.

During

the

six

months

ended

June

30,

2023

and

2022,

compensation

cost
amounted to

$
4,826

and $
4,931
, respectively,

and is

included in

“General and

administrative expenses”
presented in the accompanying unaudited interim consolidated statements of income.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

As

of

June

30,

2023

and

December

31,

2022,

the

total

unrecognized

cost

relating

to

restricted

share
awards was

$
19,992

and $
16,873
, respectively.

As of

June 30,

2023, the

weighted-average period over
which

the

total

compensation

cost

related

to

non-vested

awards

not

yet

recognized

is

expected

to

be
recognized is
2.33

years.
9.

Interest and Finance Costs
The amounts in the accompanying consolidated statements of income are analyzed as follows:
For the six months ended June 30,
2023 2022
Interest expense, debt $
18,929
$
9,410
Finance liabilities interest expense
3,420
580
Amortization of debt and finance liabilities issuance costs
1,293
1,104
Loan and other expenses
203
115
Interest expense and finance costs $
23,845
$
11,209
10.

Earnings per Share
All common

shares issued

(including the

restricted shares

issued under

the Company’s

incentive plans)
are

the

Company’s

common

stock

and

have

equal

rights

to

vote

and

participate

in

dividends.

The
calculation of basic earnings per share does not treat the non-vested shares (not considered participating securities) as

outstanding until the

time/service-based vesting restriction

has lapsed.

Incremental shares
are the number

of shares assumed

issued under the

treasury stock method

weighted for the

periods the
non-vested shares

were outstanding.

During the six

months ended

June 30,

2023 and

2022, there were
1,272,798

and
2,964,828

incremental

shares,

respectively,

included

in

the

denominator

of

the

diluted
earnings per share calculation.

Profit attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred
Stock as follows:

For the six months ended June 30,
2023 2022
Net income $
33,077
$
61,649
Dividends on series B preferred shares
(2,884)
(2,884)
Net income attributable to common stockholders $
30,193
$
58,765
Weighted average number of common shares, basic
98,489,613
77,343,851
Incremental shares

1,272,798
2,964,828
Weighted average number of common shares, diluted

99,762,411
80,308,679
Earnings/(loss) per share, basic $
0.31
$
0.76
Earnings/(loss) per share, diluted $
0.30
$
0.73

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

11.

Financial Instruments and Fair Value Disclosures
Interest rate risk and concentration of credit risk
Financial instruments,

which potentially

subject the

Company to

significant concentrations

of credit

risk,
consist

principally

of

cash

and

trade

accounts

receivable.

The

ability

and

willingness

of

each

of

the
Company’s counterparties to perform their

obligations under a contract depend upon a

number of factors
that

are

beyond

the

Company’s

control

and

may

include,

among

other

things,

general

economic
conditions,

the

state

of

the

capital

markets,

the

condition

of

the

shipping

industry

and

charter

hire
rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting

mostly

of

deposits,

placed

with

various

qualified

financial

institutions

and

performs

periodic
evaluations of the relative credit

standing of those financial institutions.

The Company limits its credit

risk
with

accounts

receivable

by

performing

ongoing

credit

evaluations

of

its

customers’

financial

condition
and by receiving payments of hire in

advance. The Company, generally,

does not require collateral for its
accounts receivable and does not have any agreements to

mitigate credit risk.

During the

six months

ended June

30, 2023

and 2022, charterers

that individually accounted

for
10
% or
more of the Company’s time charter revenues were as follows:
For the six months ended June 30,
Charterer 2023 2022
Cargill International SA
16%
18%
Koch Shipping PTE LTD.

Singapore
*
15%
*Less than 10%
The

Company

is

exposed

to

interest

rate

fluctuations

associated

with

its

variable

rate

borrowings.

On
July 6, 2023, the

company entered into an

interest rate swap with

DNB (Notes 5 and

12) to manage part
of such exposure.
Fair value of assets and liabilities
The

carrying

values

of

financial

assets

reflected

in

the

accompanying

consolidated

balance

sheet
approximate their

respective fair

values due

to the

short-term nature

of these

financial instruments.

The
fair

value

of

long-term

bank

loans

with

variable

interest

rates

approximates

the

recorded

values,
generally due to their variable interest rates.

Fair value measurements disclosed

As of June 30, 2023,

the Bond having a fixed interest

rate and a carrying value of

$
119,100

(Note 5) had
a

fair

value

of

$
117,760

determined

through

the

Level

1

input

of

the

fair

value

hierarchy

as

defined

in
FASB guidance for Fair Value Measurements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

Other Fair value measurements
Description (in thousands of US Dollars) December 31, 2022
Quoted Prices in
Active Markets
(Level 1)
Non-recurring fair value measurements
Long-lived assets held for use (1) $
67,909
$
67,909
Total

non-recurring fair value
measurements
67,909
67,909
June 30, 2023
Quoted Prices in
Active Markets
(Level 1)
Significant Other
Observable Inputs
(Level 2)
Non-recurring fair value measurements
Equity method investments (2) $
4,519
$ $
4,519
Long-lived assets held for use (3)
7,809
7,809
Total

non-recurring fair value
measurements $
12,328
$
7,809
$
4,519
(1)
During

the

fourth

quarter

of

2022,

the

Company

took

delivery

of
eight

vessels

under

its

master
agreement with

Sea Trade,

acquired for

the purchase

price of

$
263,719
, of

which $
195,810

was
paid in

cash and

$
67,909

was paid

through newly

issued common

stock (Note

3). The

fair value
of

the

common

shares

issued

to

Sea

Trade

was

determined

based

on

the

closing

price

of

the
Company’s shares on

the date of

delivery of each vessel,

which was also the

date of issuance

of
such shares.
(2)

On

April 28,

2023, the

Company

estimated that

the

fair

value of

its
25
%

interest in

Bergen was
$
4,519
,

determined

through

the

Level

2

inputs

of

the

fair

value

hierarchy,

as

defined

in

FASB
guidance

for

Fair

Value

Measurements,

and

recorded

a

gain

of

$
844
,

being

the

difference
between the

fair value

of the

retained noncontrolling interest

plus the

carrying value the

liabilities
assumed by Bergen and the carrying value of the assets derecognized

(Note 2(e)).
(3)

On January

30, 2023.

the Company took

delivery of

one vessel

under its

master agreement

with
Sea

Trade,

acquired

for

the

purchase

price

of

$
31,764

of

which

$
23,955

was

paid

in

cash

and
$
7,809

was

paid

through

newly

issued

common

stock

(Note

3).

The

fair

value

of

the

common
shares issued to

Sea Trade was

determined based on the

closing price of the

Company’s shares
on the date of delivery of each vessel, which was also the date of issuance of such shares.
12.

Subsequent Events
a)

Property

Acquisition:

On

July

6,

2023,

DSS

acquired

from

Alpha

Sigma

Shipping

Corp,

a
related party with which they jointly

owned a plot of land, the

share owned by the related party

for
€
1.1

million, or $
1,208

and DSS became the sole owner of the land (Note 4).
b)

Common

Stock

Dividends
:

On

July

10,

2023,

the

Company

paid

$
12,424

in

cash

to

its
shareholders

who

elected

to

receive

cash

and

issued
965,044

new

common

shares

and
distributed

to

its

shareholders

who

elected

to

receive

shares,

as

payment

for

the

dividend
declared

on

May

26,

2023

(Note

8(f).

On

August

1,

2023, the

Company

declared

a

dividend

of
$
0.15

per share

payable in cash

and shares to

all shareholders of

record as

of August 14,

2023.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023
(Expressed in thousands of U.S. Dollars – except share, per share data,

unless otherwise stated)

O
n

September

8,

2023,

the

Company

paid

$
13,041

in

cash

to

its

shareholders

who

elected

to
receive

cash

and

distributed
831,672

newly

issued

common

shares

to

its

shareholders

who
elected to receive shares, as payment for the dividend declared.
c)

Series B

Preferred Stock Dividends:
On July 17,

2023, the Company

paid a

quarterly dividend
on its series B preferred stock,

amounting to $
0.5546875

per share, or $
1,442
, to its stockholders
of record as of July 14, 2023.
d)

Loan

Refinancing:
On

July

19,

2023,

the

Company

entered

into

a

refinancing

agreement

with
Export-Import Bank of China for the purpose of replacing

LIBOR with term SOFR.